UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2008                      File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated December 8, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: December 8, 2008	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

American Stock Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. and Lake Babine Nation Sign Capacity Funding Agreement

Vancouver BC,  December 8, 2008:  The Company is pleased to announce that on November 6, 2008, Pacific Booker Minerals Inc. (“PBM”) and Lake Babine Nation (“LBN”), entered into a capacity funding agreement, which provides LBN with capacity funding to participate in the EA process, improve communications, share information, address specific concerns, and commit to work together to build a long lasting and mutually supportive relationship.

“This is a good first step in our relationship of mutual respect”, stated Chief Betty Patrick, “and we look forward to entering into many more agreements with PBM, including an Impact and Benefits Agreement.”

Lake Babine Nation, located northwest of Prince George, is one of the largest First Nation communities in British Columbia with a population which includes the communities of Fort Babine, Old Fort, Tachet, Donald’s Landing/Pinkut and Woyenne.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com,

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml